
July 20, 2010

Jonathan Symonds
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re:** **Novartis AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed January 26, 2010**
> **File Number: 001-15024**

Dear Mr. Symonds:

     We have completed our review of your filing and do not have any further comments at this time.

     Sincerely,

     Joel Parker
     Accounting Branch Chief